Exhibit (a)(5)(v)

Questions from Employees

As of September 20, 2013

Corporate Culture, Values and Organization

What will be done to maintain the unique culture at this site?

Amgen’s and Onyx’s core values and our missions to focus on patients are strongly aligned, and as a result there is much more that is common than different between the companies’ cultures. That said, each one of Amgen’s sites, regions and subsidiaries has its own unique sub-culture, and Amgen has proved very successful at maintaining what is special about each, whether it be a research site in Seattle or a previously privately-owned business in Brazil. Amgen’s intent is to run the Onyx business as a wholly owned subsidiary of Amgen and in so doing to preserve the ability of the local management team to help define what it feels like to be an Onyx employee at an Amgen company.

What does “wholly owned subsidiary” mean? How independent will we remain?

Onyx is a successful company with considerable momentum and it is critical that the teams at Onyx remain focused on delivering their goals. Following the closing Amgen’s intent is to run the Onyx business as a wholly owned Amgen subsidiary which will report up via an Onyx company President to Amgen’s Executive Vice President, Tony Hooper. While Amgen is still working through the details, it is anticipated that the commercial, sales, operations and R&D teams in the US will remain focused on current responsibilities and on delivering the goals for the company. Amgen will continue to work in partnership with Onyx to plan for areas where Amgen can add value to the Onyx business as well as synergies in the G&A functions where we can consolidate our efforts.

Talent

What are the criteria for determination if positions will be eliminated and who will make those decisions?

The talent assessment and selection process is underway with joint discussions with Amgen and Onyx functional leaders. Final decisions will be made by Amgen leaders.

Will tenure of former Amgen employees be restored? How will tenure for existing Onyx employees be handled?

The tenure of current Onyx employees who join Amgen in full-time roles will generally be recognized by Amgen for purposes of eligibility, vesting or allowances (including paid time off) under Amgen health and welfare benefit plans to the extent recognized under Onyx plans. For current Onyx employees who have prior service with Amgen, the bridging of former Amgen service will be managed according to Amgen’s bridging policy.

Equity

I have vested and unvested equity. Can you explain how the equity payments will work for Onyx Stock Options, Restricted Stock Awards, Restricted Stock Units and any other Onyx shares that I own?

Stock Options

For employees holding vested and unexercised Onyx stock options as of the transaction close date, such options will be cancelled and converted into the right to receive an amount in cash (less applicable tax withholdings) that is equal to the transaction offer price ($125 per share) less the exercise price per share of the applicable Onyx stock option. This payment will be made as soon as practicable but no later than the second payroll period following the transaction close date.

For employees with unvested Onyx stock options as of the transaction close date, such options will be cancelled and converted into the right to receive an amount in cash (less applicable tax withholdings) that is equal to the transaction offer price ($125 per share) less the exercise price per share of the applicable Onyx stock option. Such former unvested

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stock options shall remain subject to the same vesting schedule and other relevant terms as in effect prior to the transaction close date and the respective payment(s) for such former unvested stock options will be made over the vesting schedule that was in effect for each option prior to the transaction close, subject to continued employment through the vesting date or earlier termination by Amgen without “Cause” as defined in the Onyx Severance Plan or resignation for “Good Reason” as defined in the Merger Agreement. Any former unvested stock option that remains outstanding and unvested as of December 15, 2013, shall be paid in cash no later than December 31, 2013.

Restricted Stock Awards (RSAs) and Restricted Stock Units (RSUs)

For employees with unvested Onyx RSAs or RSUs as of the transaction close date, such unvested RSAs/RSUs will be cancelled and converted into the right to receive an amount in cash (less applicable tax withholdings) that is equal to the product of the transaction offer price ($125 per share) and the number of Shares underlying the applicable RSA/RSU. Such former unvested RSAs/RSUs shall remain subject to the same vesting schedule and other relevant terms as in effect prior to the transaction close date and the respective payment(s) for such former unvested RSAs/RSUs will be made over the vesting schedule that was in effect for each RSA/RSU prior to the transaction close, subject to continued employment through the vesting date or earlier termination by Amgen without “Cause” as defined in the Onyx Severance Plan or resignation for “Good Reason” as defined in the Merger Agreement. Any former Company RSA/RSU that remains outstanding and unvested as of December 15, 2013, shall be paid in cash no later than December 31, 2013.

Onyx shares that an employee owns outright

As was communicated to employees via email from Public Affairs, employees of Onyx who own shares of Onyx common stock have received or will receive an email from E*TRADE titled “ONYX PHARMACEUTICALS, INC. Corporate Action Notice.” This notice includes links to the tender offer materials for the transaction with Amgen and provides important instructions on how to tender your Onyx shares (i.e. cash out). You may also call E*TRADE Securities at 1 (800) 786-2575 regarding your E*TRADE account and the mechanics for electing to participate in the Offer.

If I voluntarily resign prior to the transaction close date, will I still be eligible for payments for my unvested equity?

No, if you voluntarily resign from the Company prior to the transaction close date, you will not be eligible for payments for your unvested equity.

If I voluntarily resign after the transaction close date but before December 15, 2013, will I be eligible for payments for my unvested equity?

If you voluntarily resign from the Company following the transaction close date, you will be eligible for payment in respect of your unvested equity that vested between the transaction close date and your voluntary resignation date. All other unvested equity will be forfeited.

I am a participant in the Employee Stock Purchase Plan (ESPP). What happens to my accumulated payroll deductions for the current enrollment period?

If the transaction between Amgen and Onyx closes before the end of the ESPP purchase period (December 31, 2013), each ESPP participant’s accumulated payroll deductions under the ESPP shall be used to purchase shares in accordance with the ESPP and the ESPP Purchase Right for the current offering period shall be exercised immediately prior to the effective date of the transaction. All shares purchased under the ESPP will be cancelled and converted into an amount in cash (less applicable tax withholdings) equal to the transaction offer price ($125 per share), payable as soon as practicable but no later than the second payroll period following the transaction close date.

Bonus

I am eligible to participate in the annual bonus plan. Will I still receive my bonus if I am asked to leave the company and involuntarily terminated?

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Yes, if you are in a bonus-eligible position, your employment is involuntarily terminated by Amgen without “Cause” as defined in the Onyx Severance Plan or you resign for “Good Reason” as defined in the Merger Agreement after

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December 31, 2013 but before payment of your 2013 annual bonus, you will receive your 2013 bonus in March 2014, based on the Onyx performance level accrued and per the terms of bonus plan.
•	If your employment is involuntarily terminated by Amgen without “Cause” or you resign for “Good Reason” after the transaction close date but before December 31, 2013, you will receive a 2013 annual bonus that will be prorated based on the number of full months in 2013 that you were employed up to your termination date, and your prorated bonus will be paid by the second payroll period after your termination date.

If I voluntarily resign from the Company, am I still eligible to receive a prorated 2013 bonus?

No, if you voluntarily resign from the Company or if your employment is terminated for “Cause” before December 31, 2013, you will not be eligible to receive your 2013 bonus.

Severance Plan

Is there a severance plan or outplacement support for employees whose positions will be eliminated?

•	Amgen has agreed to honor the existing Onyx severance plan for employees whose positions are eliminated within 12 months after closing, and severance benefits will be determined by the terms of that plan.
•	In order to receive severance benefits, your position must be eliminated following the close or after a transition period, as provided in the plan.
•	The terms of the existing Onyx severance plan will determine the level of severance benefits that a participant is eligible to receive. In general, the Onyx severance plan provides for the following in exchange for signing a release of claims:
¡	A minimum benefit of 2 months base salary (or more according to your level or tenure within the organization), or per local statutory requirements for global locations outside the U.S., as described in the plan.

¡	COBRA (in the U.S.) paid for the duration of the severance period if the employee is enrolled in the benefits plan at the time of termination.

¡	Outplacement services (all global locations) provided for a minimum of 1-month (or more according to your level within the organization and per pre-existing agreements with outplacement providers for global non-U.S. locations).
•	Please note that if you voluntarily resign from the Company, you will not be eligible for benefits under the Onyx severance plan.

Benefits

When will I have information regarding the impact of employee benefit programs in which I currently participate (e.g. Healthcare, Tuition Reimbursement, and Relocation)?

Transition of benefit programs to Amgen is currently underway and detailed information will be provided to employees in the near future.

Communication

What type and frequency of communication can we expect moving forward?

We realize that there are many unanswered questions. We would like to reiterate that the regulatory constraints of the acquisition process limit both companies’ ability to respond fully. We will attempt to answer as many questions as possible in a variety of formats between now and closing, such as this Q&A. Post closing, Amgen will have more latitude to address staff questions.

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Additional Information

This communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Onyx Pharmaceuticals, Inc. or any other securities. Arena Acquisition Company and Amgen Inc. have filed a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, with the United States Securities and Exchange Commission (the “SEC”) and a Solicitation/Recommendation Statement on Schedule 14D-9 has been filed with the SEC by Onyx. The offer to purchase shares of Onyx common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these statements and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to Innisfree M&A Incorporated, the Information Agent for the tender offer, toll-free at (888) 750-5834.

Copies of Onyx’s filings with the SEC may be obtained free of charge at the “Investors” section of Onyx’s website at www.onyx.com.

Forward-Looking Statements

Statements in this document may contain, in addition to historical information, certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Onyx has identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this document include without limitation statements regarding the planned completion of the Offer and the transaction. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially from those anticipated, including, but not limited to, risks and uncertainties related to: uncertainties as to the timing of the transaction; uncertainties as to the percentage of Onyx stockholders tendering their shares in the offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; the risk that stockholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; Nexavar® (sorafenib) tablets, Kyprolis® (carfilzomib) for Injection and Stivarga® (regorafenib) tablets being the only approved products from which we may obtain revenue; competition; failures or delays in our clinical trials or the regulatory process; dependence on our collaborative relationship with Bayer; supply of Nexavar, Stivarga or Kyprolis; market acceptance and the rate of adoption of Nexavar, Stivarga and Kyprolis; pharmaceutical pricing and reimbursement pressures; serious adverse side effects, if they are associated with Nexavar, Stivarga or Kyprolis; government regulation; possible failure to realize the anticipated benefits of business acquisitions or strategic investments; protection of our intellectual property; and product liability risks; and other risks and uncertainties discussed in Onyx’s filings with the SEC, including the “Risk Factors” sections of Onyx’s most recent annual report on Form 10-K and subsequent quarterly reports on Form 10-Q, as well as the tender offer documents to be filed by Amgen and Arena Acquisition Corporation, a wholly owned subsidiary of Amgen, and the Solicitation/Recommendation Statements to be filed by Onyx. Onyx undertakes no obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this document are qualified in their entirety by this cautionary statement.

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